UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May 2004

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

DOCUMENTATION FOR THE STOCKHOLDERS' MEETING AND ANNUAL REPORT ON CORPORATE GOVERNANCE

SIGNATURES

DOCUMENTATION FOR THE STOCKHOLDERS' MEETING AND ANNUAL REPORT ON CORPORATE GOVERNANCE

As from April 23, the documentation for the Stockholders' Meeting to be held on May 8, 10, and 11, and the Annual Report on Corporate Governance prepared in compliance with the Guidelines issued by Assonime ed Emittenti Titoli S.p.A. are available at www.fiatgroup.com.

The Report, included in the section reserved to Stockholders and Investors, consists of four parts:

  Part 1, containing a description of the Fiat Group Governance Structure.

  Part 2, illustrating the procedures for implementation of recommendations of the Corporate Governance Code of Listed Companies, to which the Fiat Group has adhered since its publication.

  Part 3, highlighting the most significant aspects of recent US laws on Corporate Governance, Fiat being a listed Company in that Country.

  Part 4, showing summary tables of comparable indicators of level of implementation of the Corporate Governance Code.

In accordance with its transparency policy, the Fiat Group makes available all Corporate Governance documents, already posted on the website, including the Code of Conduct, the common principles for all the Group Companies to execute the Compliance Program, the duties and charters of all Committees set up by the Board, and the guidelines of the Internal Control System.

Fiat considers it of primary importance to maintain and develop a system of Corporate Governance adequate to meet the requirements of investors and of the market.

The framework illustrated in the Annual Report on Corporate Governance is subject to ongoing monitoring and review for continuous improvement and effective contribution to the development of international standards of best practice.

This is the aim of the proposals to amend the Articles of Association to be submitted to the forthcoming extraordinary stockholders' meeting:

  A reduction from 3% to 1% of the minimum equity interest needed by minority stockholders to present a slate of candidates for the appointment of a Statutory Auditor;

  The decision to facilitate participation of institutional investors, especially international institutional investors, to stockholders' meetings by not introducing a share block provision in the Articles of Association.

Turin, April 26, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 10, 2004

FIAT S.p.A.

	BY:	/s/ Mario Rosario Maglione Mario Rosario Maglione Power of Attorney